SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For October, 2021
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

MANUAL FOR SHAREHOLDERS’ PARTICIPATION AT THE

EXTRAORDINARY SHAREHOLDERS’ MEETING

November 24, 2021

PRESENTATION

The shareholders of Companhia de Saneamento Básico do Estado de São Paulo - Sabesp (“Company”) are hereby convened, pursuant to Article 5, paragraph 1 of the Bylaws, to attend the Company’s Extraordinary Shareholders’ Meeting, hosted at Rua Costa Carvalho, Nº 300, in the city of São Paulo, scheduled to take place on November 24, 2021, at 11:00 a.m., exclusively digital pursuant to CVM Instruction 481, of December 17, 2009, as amended by CVM Instruction 622, of April 17, 2020, to resolve on the following agenda:

EXTRAORDINARY SHAREHOLDERS' MEETING

I.	Elect a member to the Eligibility and Advisory Committee.
II.	Elect a member of the Board of Directors for a mandate term until the 2022 Annual General Meeting.
III.	Classification of a member of the Board of Directors as an independent member.
IV.	Elect a sitting member and its respective alternate member of the Fiscal Council, for a mandate term until the 2022 Annual General Meeting.
V.	Rectify the annual global compensation of the Management and of the members of the audit committee and fiscal council for the fiscal year of 2021, approved at the Annual Shareholders’ Meeting of April 29, 2021.

The relevant documents to the subject are available to the shareholders on Sabesp’s Investor Relations website, https://ri.sabesp.com.br/en, and at CVM, on the world wide web, on the term and manner of the CVM Rule Nº 481/2009.

In order to help you decide on the matter, we recommend a careful Reading of the Management Proposal.

Possible doubts or clarifications on the agenda’s particular matter can be resolved or obtained with the Investor Relations Department, by the following email sabesp.ri@sabesp.com.br.

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GUIDELINES FOR PARTICIPATION AT EXTRAORDINARY SHAREHOLDERS’ MEETING

Due to the impacts arising from the new coronavirus (“COVID-19”) and the protective measures recommended by the health authorities, especially on dislocations and gathering restrictions, the Extraordinary Shareholders’ Meeting (“ESM”) will be held exclusively through a digital platform, in which shareholders can participate directly, through an attorney-in-fact, duly ordained, or by submitting a Remote Voting Form (“RVF”).

Shareholders who wish to attend the meeting in real time must do so through the Zoom platform, under the terms described below.

(i) Remote Participation in Digital Platform

(a)	Shareholder Personal Participation

Shareholders can participate in the ESM remotely, through an eletronic platform provided by the Company, making use of audio and video. The shareholder who intends to participate remotely, through digital form, shall send the documents listed below, as applicable.

The listed documents shall be sent until 11:00 a.m. on November 23, 2021, to the Company’s headquarters, located at Rua Costa Carvalho, 300, São Paulo, SP, CEP 05429-900, or to the email (sabesp.ri@sabesp.com.br) care of Superintendência de Relações com Investidores.

Individuals

I.	Personal identity document with a photo (RG, RNE, CNH or any professional class card officially recognized in Brazil); and
II.	Statement issued by the firm which provides bookkeeping services or by the Custodian Institution, with amount of shares duly held, with a term not above three (3) days before the meeting takes place.

Legal Entities

I.	Copy of the Company’s Bylaws or partnership agreement in effect and corporate documentation with evidence of powers for shareholder legal representation (election of directors and officers and/or proxy, and in case of a participation by proxy there will be waived to display the principal’s notarization);
II.	Personal identity document with a photo (RG, RNE, CNH or any representative’s professional class card officially recognized in Brazil); and
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III.	Statement issued by the firm which provides bookkeeping services or by the Custodian Institution, with amount of shares duly held, with a term not above three (3) days before the meeting takes place.

Investment Funds:

I.	Copy of the internal consolidated regulation and bylaws or articles of organization related to the fund’s administration or management, as appropriate, together with the corporate documentation with evidence of powers for administrator or manager legal representation, as appropriate (election of directors and/or proxy, considering that in case of participation by proxy the principal notarization will be waived);
II.	Personal identity document with a photo (RG, RNE, CNH or any representative’s professional class card officially recognized in Brazil); and
III.	Statement issued by the firm which provides bookkeeping services or by the Custodian Institution, with amount of shares duly held, with a term not above three (3) days before the meeting takes place.

The Company waives the need for the notarization of the abovementioned documents, as well as notarization and consular certification or amendments of documents signed overseas, for acceptance of the Remote Voting Form (“RVF”).

The Company waives the need for sworn translation concerning documents originally conceived in Portuguese, English or Spanish, or one that might be followed by a translation in those languages.

(b) Participation through an attorney-in-fact

If the shareholder wishes to be represented in the ESM by an attorney-in-fact, he/she must send the Company, in addition to the documents indicated in item (i) above, the power-of-attorney letter, granted less than one year from the meeting date, pursuant to article 126, paragraph 1, of the Brazilian Corporations Law, with notarized signature (for physical form) or having been signed by a digital certificate issued by certifying authorities linked to ICP-Brasil (for digital form), and accompanied by the identity document and/or corporate acts of the attorney-in-fact, as the case may be.

(c) Information on Accreditation

After receiving and checking the documents provided by the shareholders in the terms of the above items (a) and (b), the Company will send to the shareholder the data for participation through digital platform in the ESM. The shareholder who participates in the ESM through digital platform can exercise his or her respective voting rights and shall be considered present and signor of the minutes in line with article 21-V, of CVM Instruction 481.

The shareholder who does not receive the link within twenty-four (24) hours of the meeting, i.e., until 11:00 a.m. on November 23, 2021, must reach the Superintendência de Relações com Investidores (Investor Relations) no less than four (4) hours from the beginning of the ESM, for the provision of remote support.

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In sequence of accreditation, the participant commits to (i) use the particular link only and exclusively to participate in the ESM, (ii) not transfer or disclose, in whole or in part, the particular link to any third party, who may or may not be a shareholder, being a non-transferable link, and (iii) not record or reproduce, in whole or in part, not even transfer to any third party, who may or may not be a shareholder, the content or any information exchanged through virtual means, during the realization of the ESM.

Every shareholder, representative or attorney-in-fact, who enters in the ESM by digital platform shall go through a visual verification in order to confirm the validity of his/her participation. In this verification process, the participant will be requested to exhibit the identification document on his or her device camera, in a way that the photo and information of the due document might be visible and legible.

Throughout the whole meeting, the participant must keep his or her camera on, as well as stand in front of it, in a way to maintain him or herself visible during the whole meeting. The participant who turns off his or her camera or be absent in front of it can be notified to come back or reconnect his or her device. In case the participant does not answer the request, he or she might be removed from the videoconference.

In a way to streamline interaction of the attendees, the audio of the participants of the videoconference will be automatically muted. They can express themselves by (i) messages, at any time or (ii) audio, through a previous request by message for due audio liberation.

The videoconference will start thirty (30) minutes before the beginning of the meeting, in order to advance the process of accreditation. The Company directs that participants who opt for virtual participation to access the link to enter the ESM with thirty (30) minutes.

(ii) Participation by Remote Voting Form

Alternatively, shareholders may participate in the Remote Voting Form (“RVF”), this date onward, by: (a) sending the Remote Voting Form (“RVF”) with the voting instructions to their custodians, if the shares are deposited in a central depository; (b) sending the Remote Voting Form (“RVF”) with the voting instruction to Banco Bradesco S.A., the financial institution hired by the Company for bookkeeping services, if shares held are not deposited with a central depository; or (c) sending the Remote Voting Form (“RVF”), available on the CVM (www.cvm.gov.br) and the Company's (https://ri.sabesp.com.br/en) websites, directly to the Company, by mail or e-mail to the addresses indicated on the Remote Voting Form (“RVF”). Submitting the Remote Voting Form (“RVF”) by e-mail does not exempt the shareholder to send, within the deadline period, the physical copies to the Company.

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Voting instructions must be received by the custodian, bookkeeping agent or the Company, as the case may be, by up to 7 (seven) days prior to the date of the ESM, if a shorter period is not established by the service providers, and when sending directly to the Company, the Remote Voting Form (“RVF”) must be duly filled out, initialed and signed, with notarized signatures being waived, and must be accompanied by the other Required Documents for Registration indicated in items (i) and (ii), as applicable, and as detailed in the remote voting form.

If discrepancies are identified between the Remote Voting Form (“RVF”) received directly by the Company and voting instructions contained in the consolidated voting map sent by the bookkeeping agent for the same CPF or CNPJ numbers, the voting instructions in the voting map of the bookkeeper agent shall prevail, and the form received directly by the Company shall be disregarded.

During the voting period, shareholders may change their voting instructions as many times as they wish and the final voting form submitted will be considered on the Company's voting map.

Once the voting period has ended, shareholders will not be able to change the voting instructions already submitted. If a shareholder wishes to change his/her vote after the deadline period, he/she must personally participate in the ESM, bearing the Required Documents for Registration listed in item (i) above, and request that the voting instructions submitted through the remote voting form be disregarded.

Shareholder who has already submitted their Remote Voting Form (“RVF”) may also request registration for the online ESM, provided this request is made in accordance with the requirements and deadline period described in the ESM Manual. In this case, if the shareholder wishes to vote again during the meeting, all voting instructions received through the remote voting form identified with his/her individual or corporate taxpayer's ID (CPF/CNPJ) number will be disregarded.

Information on Participation

The Company requests shareholders to ensure that electronic devices to be used to join the ESM are compatible with the meeting's digital platform within 30 minutes prior to the start of the ESM. Questions on how to access or use the digital platform may be sent to sustentacaoci@sabesp.com.br or by calling (11) 3388-8172.

The Company will not be responsible for operational or connection problems that the shareholder may face, nor any other issues that may make it difficult or impossible for the shareholder to join the electronic ESM due to incompatibility or defects of their electronic devices.

In line with article 21-C, paragraph 1, item II, of CVM Instruction nº 481, of December 17, 2009 (“CVM Instruction 481”), the ESM will be fully recorded and, pursuant to article 21-V, paragraph 1, of CVM Instruction 481, the duly registered shareholder who joins the ESM through the electronic platform will be considered present and subscriber to the meeting's minutes.

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The documents and information required to participate and vote in the ESM, either through the Remote Voting Form (“RVF”) or digitally, were are available to shareholders, in the form provided for in ICVM 481, and can be accessed on the Company's investor relations website (https://ri.sabesp.com.br/en), as well as the websites of the Brazilian Securities and Exchange Commission (www.cvm.gov.br) and B3 SA - Brasil, Bolsa, Balcão (http://www.b3.com.br).

Lastly, it’s important to highlight that personal data and required documents for accreditation and participation in the meeting will be exclusively used for this purpose and its handling is justified within the terms of Article 7, II, Law Nº 13,709/2018 (fulfilling legal obligation), founded on Law Nº 6,404/76 and correlated norms.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: October 25, 2021

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Osvaldo Garcia
Name: Osvaldo Garcia Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.